Filed by Alexion Pharmaceuticals, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Synageva BioPharma Corp.

Commission File No.: 0-23155

A recording of a town hall meeting given by CEO David Hallal to Alexion employees was made available on Alexion's intranet on May 11, 2015.

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Alexion Town Hall Meeting

David:        Thank you very much, Larry. I think there’s a lot of men and women of the hour, because what we’ve actually undertaken over the last few months has really been momentous and sets us on a different course, and I want to tell you what that course looks like today, but, you know, there’s a lot of people that I could recognize and I will recognize at the right point in time. There are a few folks that particularly were heavily involved in making today a reality for us, which I will address head-on the reaction by the outside world, because I’ve actually been talking to them, you know, all day, as has the Vikas and Saqib, but we are confident in what we are building here, and this is an important and momentous step to get to the place where we know we will be and beyond.

    The people that I’d like to recognize is first when we brought them to the company back in May 2013, he was brought to the organization to help us see more clearly the outside world for the opportunities that exist so that we could make sure that what we’ve built here at Alexion, which is so great, that we could leverage for more highly innovative products for more devastating and rare diseases, and we could plug them into the global platform that we built back in the middle part of the last decade, and leverage that to reach more patients than ever before, and that is our executive vice president and chief strategy and portfolio officer, Saqib Islam. Saqib? [applause]

    The reality is when I first met Saqib, I think it was August of 2012. We spoke about the great promise of where we were as a company, having launched PNH in 2007, and, at that point, actually closing our first year since the launch of aHUS when Saqib and I first sat down, and we said there was this big world out there, and what we have at Alexion is very special, and not all great medicines are homegrown. Soliris is certainly one of those. ALXN1007 is one of those, but, as we know, Strensiq is not one of those. That’s a devastating disease and a transformative therapy that we found externally, and Saqib has really been central in working with all of us to make sure that that happened.

    On top of that I’d also like to recognize who also joined us in May of 2013 with Saqib and really helped through his deep relationships in the industry—large companies, medium-size companies—and having worked with many of the executives of small innovative companies, Martin McKay. Martin? [applause] Today we’re talking about something big. We’re talking about Synageva. Martin, Saqib, the team, we’ve been actually adding important assets to our pipeline on an ongoing basis since mid-2013, including three strategic license agreements that we entered into in Q1 that fortified our portfolio with two more complement inhibitors, one to enter the clinic very soon, as well as another very valuable rare disease target in which we are partnering with Blueprint Medicines, and they were onsite with us here this week.

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    So it is that sort of outward approach, but staying highly disciplined with what we know well and do well that gives us great confidence for the future, and, at the same time, one of the things that we’ve been talking about today with everybody is companies won’t exist if they do a deal just to stay on strategy. Strategy is great, but stakeholders invest in us, because they want the financial returns of great value creation, and Vikas has just been vital in helping us to make sure that beyond just being on strategy, that this made strong operational and financial sense for Alexion and our stakeholders and shareholders beginning this year and out into the future, Vikas Sinha. (applause).

    Let me actually just turn to the slides. You know, one of the things I actually shared at our Senior Global Leader Summit in Boston a little over a month ago was just—and I think let’s just absorb it and recognize where we are today, at this point in time. We’re in unchartered territory. Most of us have worked at other companies, many other companies, but when you think about what we’re all trying to do together, maybe not everybody has been at a company, at this point in time. This is unchartered territory for us, right? We’re trying to take a company from a single product to a multi-product, and now we are in position to transition from a single product to a three-product company this year.

    We’re also growing from a company that achieved more than $2 billion in revenues last year to a company that is looking to achieve and exceed $10 billion in revenues in the future. You know, Vikas and I talked about this. I think he was about employee #200—I was employee #300. It’s hard to believe that, you know, we’re at and approaching and exceeding globally 2,500 employees, but, you know, as I like to say, you know, we’re going to think small, we’re going to act small; we’re going to be the smallest big biotech company in the world, but the only way we achieve all of our ambitions is growing and changing, and we have to recognize that. And so as we grow and change, just get ready, because those monthly messages that come out about the new colleagues that are joining us around the world, that’s going to continue.

    Also think about this, and I’m going to address this today. How do you take a company that actually, at one point in time, last year, and even early this year, had grown its valuation by 1,644% over the last eight, nine years, and actually have it double, triple, and quadruple from there? That’s what we’re playing for. It’s not so easy to do. So when you think about the last few companies you’ve been with, recognize this is unchartered territory, and this is what we spoke about in Boston.

    Everybody invests in you for what you’re going to do in the future, and that’s what we’re focused on, and the way that companies continue to grow is they give investors a reason to believe not just in the next quarter and the next year, but through the end of this decade and into next decade and through it. That’s what we’re playing for. That’s why Martin and the team are working so feverishly on all of our next-generation portfolio complement inhibitors.

    The world thought there were a couple of hundred patients with PNH, that we were going to get them all on treatment with Soliris in the first two quarters, and there was going to be no more growth. It was just going to be a company with no growth, just flat. And so where we operate in ultra-rare disease, it’s really hard to see the opportunity, because it’s not well-defined, because we’re leaders and innovators. We’re not followers. We’re not in a class of treatments like hypertension medicines or diabetes medicines where you can just say if I enter that class and I have 10%, 15% market share, I know what I have. Nobody can really see what the opportunity is.

     Of course, in 2007 Soliris and PNH; in 2011 we brought in aHUS. Now in 2015 Strensiq for HPP, and also, you know, we are just thrilled and excited now with the opportunity to actually bring Kanuma to the marketplace for LAL-D. These are our innovations. This is how we continue to regenerate our core mission to reach more patients with severe and devastating diseases around the world.

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    We know that now for what we’re doing with Strensiq and HPP. We get to develop the launch plans now to devise a much more elegant and successful patient identification plan, because it’s out there for us.

    Without doubt we did strong diligence. We know how many patients are out there. We can say confidently it stands up very nicely to our experience that we have seen with PNH, and we have a confident approach on how we bring those patients to us faster. Very, very important. So getting in now allows us to create more value over the long term. That’s the way we looked at Synageva and why the time was now.

    Now this is why it’s hard to value anything that we do, because an ultra-rare disease, it’s just hard to see the opportunities. Just ask Martin and the team and Henric, and I see Tino in the back. How do you develop a clinical trial strategy in an ultra-rare disease? How do you develop your primary endpoint? What’s the regulatory path look like? And then commercial opportunity, again, you just don’t buy sales reports and see what the class is worth. So all of those things actually create the need for a high level of courage and conviction to live in the world that we operate in at Alexion. That’s what you’ve chosen. That’s the company you’ve chosen to be with. It’s a lot harder to be here, because you’re never really going to know what the opportunity is. If you do, you’re a follower, you’re not a leader. You’re following somebody else that created the class. We’ve established a PNH franchise. We’ve established an aHUS franchise. Now we’re getting ready to establish a multi-billion dollar metabolic franchise that is beyond anybody’s wildest dreams.

    So this is what we talked about today on the call. Obviously this acquisition strengthens our global leadership and developing and commercializing transformative therapies with patients with devastating and rare diseases. And let me just talk about this for a minute. It’s not rare diseases. It’s not ultra-rare diseases. It’s devastating diseases first. Why? Because if nothing bad really happens to the patient, nobody is really going to want to pay for a medicine.

    In LAL-D, in LAL Deficiency, this is an awful disease. You’ll see that later in the presentation. Babies die by 3.7 months of age, as Martin mentioned on the call today. That’s worth going to work for. That’s where we want to be. The disease needs to fit a filter for us before we’re even interested in going. So the disease is really bad. It affects infants, children, and adults. Well, think about that. With aHUS and HPP we’re developing a competency, not just to serve patients, but to serve very young patients. You guys have seen Justice up here on a rare disease day. We want to save babies where they have so much promise, and not just save them so they survive, but transform their lives so they can live a near-normal life and normal lifespan.

    So we’re just dead-on with the drug itself, Kanuma, which has already been demonstrated to save lives in infants and actually improve all important severe disease manifestations of the children and adults that suffer from LAL Deficiency. And if you don’t know much about this disease, go online and read about it. You’ll appreciate what a bad disease it is, and start with the babies and work your way to children and adults, and I think you’ll appreciate, just like what we’re trying to do here, it’s a proud place to be to be able to get in front of that disease and stop it from happening.

    Premier metabolic franchise, I already mentioned it. The opportunity to launch two transformative medicines within a couple of months from one another in the U.S. and Europe is really a unique opportunity, and, you know, we said it when we acquired Enobia. We are agnostic to therapeutic area. We find a disease and a drug that actually fits our filter, we’re going. That’s the kind of leverage we have on our platform, for sure. But, with that being said, you know, I would just layer on top of that the fact that this happens to fit into metabolics is a really great opportunity for us, and you’ll see that in a moment.

    We now have the most robust rare disease pipeline in biotech. We have eight highly innovative molecules in development in 11 diseases, and we have three ongoing registration trials in which two will fully enroll this year, and then we have four of our 30 pre-clinical programs that are going to enter the clinic next year. That’s the engine of innovation. We’re not playing

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for May 6th of 2015. We’re playing for the high ground in the industry, and when you take the high ground in the industry, it’s not always an easy path. It’s never been an easy path, but that’s what we’re shooting for.

    And then on top of all of that, to do this deal and be able to accelerate and diversify our revenue from already a large and growing base of $2.5 billion in 2015 is where we want to be, we see the synergies of at least $150 million by 2017, because of our existing 50-country operating platform, and likely to grow from there. It’s at least $150 million and accretive from an earnings per share perspective within three years of the launch of Kanuma, or in 2018.

    This is what we have with Synageva. We have an opportunity to get the company, and on every level maximize the value. It’s more valuable in our hands than anybody else. Why do I know that? Because we do it. We’ve done it. We’ve done it since 2006. We’re going to continue to do it. They have an exclusive focus on rare disease. They have a patient-centric culture, for sure. They have an upstream pipeline. They’re not just a one-drug company, per se. I’ve already discussed Kanuma, and then, as I said, we also have one enzyme replacement therapy, which Martin mentioned, and we’ll take questions on it, MPSIIIB, which is in phase 2 clinical trials, and we should have a readout in the second half of 2015, and we would expect another pre-clinical program 105 in generalized calcification, generalized arterial calcification in infants entering the clinic next year. That’s one of the four that we would anticipate entering the clinic next year.

    So this is some elements of their pipeline, but you’ll actually see it in a moment layered in a different way. This is what I mean about the ideal fit, and, by the way, there’s a transaction website that’s open to the public, and these slides exist. I don’t know if anybody saw them, but it’s what we’re obviously taking investors through as well. But just look at how it fits with PNH, aHUS, and HPP where you see these very high rates of mortality or severe renal damage, renal failure. You know, this is what we’re looking at, and HPP where there’s more than a 70% death rate the past three years for the youngest patient with the disease, and here, as Martin was saying earlier this morning, you have a median time to death of 3.7 months for the youngest children with the disease for the infants, but there are many, many more patients, children and adults, with later onset disease.

    But I will say this: average onset of disease, as you’ll see in a moment, 5.8 years of age. When you think about a diagnostic strategy what Synageva really has not even approached yet. Imagine if most of the patients are children, imagine how you can enrich the population to identify them by hitting those pediatric specialties who see any child who has elevated lipids or elevated liver enzymes. It’s just not a normal thing for a kid, and I think sometimes I see they’ve been very focused on the adult population, and the fact is a lot of adults have high lipids. A lot of adults have high liver enzymes. If you can really enrich that population, that’s part of our plan. Who does not want to get in front of liver failure or premature mortality, the need for a liver transplant in a kid? And that’s really what we’re looking to do.

    This is the treatment effect, and this is really, really powerful stuff. So as it relates to PNH, as you know, natural history of disease, 35% of patients die at five years. There’s now published literature that says PNH patients live near normal lifespans when they are on Soliris. In aHUS, whereby 50% to 70% of patients either die, require dialysis for end-stage renal disease, or have permanent renal damage within just one year of diagnosis, you can actually see that patients do exceptionally well when they receive Soliris early enough.

    You know the very high conviction we have with Strensiq and HPP where there’s a survival rate of greater than 80% for the youngest patient with the disease compared to the survival rate of less than 30% for those natural history of disease, and you can see the survival rate for those patients, and it’s really key that we get there fast enough, because it’s such a rapidly progressing disease, you know, what we can do for the infants with LAL Deficiency.

    And then, of course, you know, we also see that about half of the older children with the disease, while they may not have this pronounced mortality rate, about 50% of them will

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progress to fibrosis, cirrhosis, liver damage, liver failure, or death, you know, within, you know, three years. It’s a pretty profound impact from the disease, and this is where we can bring great hope to patients.

    So we leverage our 50-country operating platform. We have a one-of-a-kind, One-Source treatment support program, and, of course, we take all the know-how from a medical, commercial, clinical perspective and apply it to the appropriate disease and diagnostic strategy to maximize the opportunity, and this is what we see.

    This is our revenue performance from 2010 through 2015. Obviously 2015 is the latest guidance that we provided. We did this deal from a position of strength. The greatest strength that we have ever had as a company, the deepest stand-alone pipeline we’ve ever had, and, at the same time, just look at the revenue growth with patent protection beyond where this chart even goes for Soliris. Strong conviction in the long-term growth for Soliris in PNH and aHUS, and we are investigating Soliris and NMO, MG, and DGF, two of those trials will fully enroll this year, and then we’ll be into negotiations and discussions with regulators about the results. But this year, to add Strensiq and Kanuma, now that’s a real opportunity to diversify and accelerate our revenues at the end of this year, and right through the rest of this decade, and through the next decade.

    So this is how we also like to look at it. This gives you an image of when we talk about a metabolic franchise, this is what it means. On the top two marketed products that are now launched late this year in the U.S. and Europe and Japan for Strensiq and HPP, and then if you just divide up the pipeline that we’ve acquired from Synageva and all the great work that’s being done here, these are just the number of programs we have in the metabolic area. And if you think where we have chosen to make a difference, where we have chosen to establish our exclusive focus and strategy, devastating rare diseases, they’re usually genetic. There’s usually a metabolic component to this. This is an important area for us, in addition to complement biology and complement inhibition to establish world leadership, and that’s what we have an opportunity to do.

    This is the overall pipeline for the organization that we see. Of course, you know, before announcing this acquisition, we were going to talk a lot at the Town Hall meeting about Martin and Steve Udin and Paresh and the team really galvanizing around our next generation Soliris molecules, because, you know, the only way to out-compete Soliris is by out-competing ourselves, and if we can get there fast enough, we really have a highly innovative portfolio of complement inhibitors, that it’s not just about playing defense in the next six, seven years from competitors. It’s about getting the more patients who can benefit from a complement inhibitor, and that’s why we’re developing that. Tremendous opportunity for innovation and new drugs to move through our pipeline in the coming months, quarters, years, and we’re very excited about that.

    So what are our ambitions for tomorrow? Think about it. Our ambitions for tomorrow, you know, I’ve always said this, you can’t measure something in a day, in a week, in a month, even in a year. When we set out ambitions for tomorrow, we’re thinking 2020 and beyond, and if we continue to focus on what we know well and do well, we’re going to do a lot of good for patients, and we’re going to do a lot of good for shareholders.

    Our ambitions for tomorrow, we clearly want to continue to be the global leaders in developing, manufacturing, and commercializing the most innovative portfolio of complement inhibitors. In addition to that, we want to have multiple therapeutic areas that are independent of complement. We are the innovators in complement inhibition, but we want to broaden ourselves while being exclusively focused on really bad diseases and transformative medicines.

    We want the most innovative research and development capability in the industry, and we’ve just taken an enormous step to have more shots on goal with the great scientists that we have here at Alexion to advance those through, selecting the programs with the most promise, with the most benefit for patients that suffer from bad diseases. You know, with this acquisition,

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when it closes we will also expand our manufacturing capabilities, and I think you all know that when you sign up to serve patients with bad diseases and transformative medicines, you can’t have a misstep with manufacturing.

    You know, a parent is allowing you the privilege to serve their child. When the needle first goes in the arm, you have to commit to having a lifetime supply, and we want to make sure that we broaden that out and live by that mantra of creating the highest quality therapies possible.

    Now our medical and commercial platform allows us to truly be, and this is something that we live by, the global leader in serving patients with devastating diseases and creating a unique model that doesn’t exists anywhere else in the industry. Every time we have a rare disease day, the patient or the mom or the dad look over at their case manager, and in tears they talk about how special that relationship is. Don’t ever underestimate what we do and ever compare it to another pharma company.

    One of the greatest assets this company has is our relationship with patients and families. That’s unique. That doesn’t happen everywhere else, and that’s part of our value proposition of doing what nobody else does. And then on top of that we want to be the preferred partner amongst innovators, and what do I mean by that? Well, you know, last January we announced a collaboration with Moderna, you know, which we are very confident are the world leaders in messenger RNA technology, and if you play in the area of rare diseases where there are genetic defects, most times patients are missing something, just like LAL-D, a genetic mutation; you can’t produce a naturally-occurring enzyme, and then your body is under attack from the substrates associated with that missing enzyme. That’s what happens with LAL-D.

    So when we think about collaboration with a company like Moderna, that’s what we’re trying to do is unlock the key for other diseases, and, you know, five quarters later Martin and his team already have seven pre-clinical programs from the Moderna collaboration with the first one going into the clinic in 2016. That’s being considered the preferred partner of choice amongst innovative companies, and we don’t want to stop there. Not everything’s going to be created here, and we want to make sure that we’re building those bridges to those innovators in the life sciences space.

    And then, lastly, this is a slide that I shared, I guess it was January 30th. It was the day after we announced the transition with Lenny. You know, these are, you know, five really key components to who we are, and to make more happen faster, now think about the transition. One drug, two diseases; by September, October, November, we’re three drugs, four diseases. That just dramatically changes your company in every way, and to be able to do that, and, at the same time, you have three on-going registration trials. You have a mid- and late-stage pipeline that’s maturing, and you have 30 pre-clinical programs. All of us need to figure out how to do more, faster, and that’s what we’re trying to do.

    The Alexion way, the highest patient-centric ambitions, it is never settling for conventional plans or timelines, or how anybody conventional would see the world, because our decisions and our actions, life and death is on the other side of that. Self-critical discipline, what could we do better? What can we always do better, always keeping in mind what we do better ends up in making a meaningful difference in a patient and a family’s life? An insatiable thirst for raising the bar in ourselves, and, lastly, turning no into yes. The way this company was founded is on the world betting on us, betting against us, and you’ve got to sort of have a chip on your shoulder to love when the world bets against you, because that usually brings the best out of you. It’s just when everybody doubts you, you’ve got them right where you want them. You know, today if they doubt us for any decisions that we’ve made, we’ll just do it the old-fashioned Alexion way: we won’t do it with words, we’ll just do it with actions. Thank you very much.

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Forward-Looking Statements

This communication includes statements that may be forward-looking statements.  The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements.  Alexion and Synageva caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.  Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks.  Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies’ operations is set forth, in the case of Alexion, in Item 1.A, “Risk Factors,” in Alexion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the “SEC”) and, in the case of Synageva, in Item 1.A, “Risk Factors,” in Synageva’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC.  Neither Alexion nor Synageva undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced, and no proxies are yet being solicited .  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that Alexion and its offering subsidiary, Galaxy Merger Sub Inc. (“Offeror”), will file with the SEC.

Offeror plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; Synageva plans to file a Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the offer; and Alexion plans to file a registration statement on Form S-4 that will serve as a prospectus for Alexion shares to be issued as consideration in the offer and merger. If the offer is successfully completed, the remaining shares of Synageva will be purchased by Alexion in a second-step merger and, in accordance with applicable law, no vote by the Synageva stockholders will be required.  Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction

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through a merger only, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. IN EITHER CASE, THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ALEXION, SYNAGEVA AND THE TRANSACTIONS.  SYNAGEVASTOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SHARES OR, IF NECESSARY, VOTING ON THE TRANSACTION.  These documents will be made available to Synageva stockholders at no expense to them and will also be available for free at the SEC's website at www.sec.gov.  Additional copies may be obtained for free by contacting Alexion’s investor relations department at 203-699-7722 or Synageva’s investor relations department at 781-357-9947.

In addition to the SEC filings made in connection with the transaction, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC.  You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Alexion’s and Synageva’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Alexion, Synageva and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva’s stockholders in connection with the proposed transaction.  Information regarding Alexion’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 8, 2015; information regarding Synageva’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015.  Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction.

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Sanj Patel, the CEO of Synageva, forwarded the below email on behalf of David Hallal, the CEO of Alexion, to Synageva employees.

From: Sanj Patel

To: Synageva Employees

Subject: Message from David Hallal, Chief Executive Officer, Alexion Pharmaceuticals

To All Synageva Employees,

I’ve asked Sanj to share this letter with all of you so that I could personally tell you how excited we are at Alexion about today’s news. The combination of Alexion and Synageva will create the world’s premier biopharmaceutical company serving patients with devastating and rare diseases. The agreement we announced today strengthens our exclusive focus on developing and commercializing therapies that will transform the lives of more patients around the world.

As we begin this journey, I would like to recognize the entire Synageva team. Your hard work and contributions, guided by Sanj’s leadership, and the support of Felix and the Board of Directors, have built an outstanding organization. Everyone at Alexion has enormous respect for all that you have achieved at Synageva and believe we share many of the same values, as well as a common mission to develop and deliver breakthrough therapies for patients.

Kanuma is one of the most unique and valuable rare disease therapies in late-stage development today, with the potential to transform the lives of patients with LAL-D, including the youngest patients who typically do not survive beyond their first year of life. LAL-D aligns with Alexion’s passion for and expertise in serving children and adults suffering from devastating and rare diseases, such as hypophosphatasia (HPP), paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to Kanuma, Synageva has a strong clinical and pre-clinical pipeline, and combined, we will create the most robust rare disease pipeline in the industry.

I plan to visit Lexington on Monday to meet many of you in-person. All of us at Alexion look forward to leveraging the unique strengths of our combined company to transform the lives of patients and their families for generations to come.

Best regards,

David Hallal

Chief Executive Officer

Alexion Pharmaceuticals

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Alexion and Synageva caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations

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applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks. Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies’ operations is set forth, in the case of Alexion, in Item 1.A, “Risk Factors,” in Alexion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the “SEC”) and, in the case of Synageva, in Item 1.A, “Risk Factors,” in Synageva’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC. Neither Alexion nor Synageva undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced, and no proxies are yet being solicited . This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that Alexion and its offering subsidiary, Galaxy Merger Sub Inc. (“Offeror”), will file with the SEC.

Offeror plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; Synageva plans to file a Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the offer; and Alexion plans to file a registration statement on Form S-4 that will serve as a prospectus for Alexion shares to be issued as consideration in the offer and merger. If the offer is successfully completed, the remaining shares of Synageva will be purchased by Alexion in a second-step merger and, in accordance with applicable law, no vote by the Synageva stockholders will be required. Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. IN EITHER CASE, THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ALEXION, SYNAGEVA AND THE TRANSACTIONS. SYNAGEVASTOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SHARES OR, IF NECESSARY, VOTING ON THE TRANSACTION. These documents will be made available to Synageva stockholders at no expense to them and will also be available for free at the SEC's website at www.sec.gov. Additional copies may be obtained for free by contacting Alexion’s investor relations department at 203-699-7722 or Synageva’s investor relations department at 781-357-9947.

In addition to the SEC filings made in connection with the transaction, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E.,

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Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alexion’s and Synageva’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Alexion, Synageva and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva’s stockholders in connection with the proposed transaction. Information regarding Alexion’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 8, 2015; information regarding Synageva’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction.

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